As filed with the U.S. Securities and Exchange Commission on January 19, 2024
File No. 333-182274
File No.: 811-22310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 156	[X]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 158	[X]
ETF MANAGERS TRUST
(Exact Name of Registrant as Specified in Charter)

350 Springfield Avenue, Suite #200
Summit, New Jersey 07901
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code)
(877) 756-7873

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808
(Name and Address of Agent for Service)

Copy to:
Eric Simanek, Esq
Eversheds Sutherland (US) LLP
700 6th St NW
Washington, DC 20001
This Post-Effective Amendment consists of the following:
1.Facing Sheet of the Registration Statement.
2.Explanatory Note.
3.Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

Explanatory Note: This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 154 to the Registration Statement on Form N-1A filed on January 26, 2023 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

PART C: OTHER INFORMATION
ETF Managers Trust
ITEM 28. EXHIBITS

(a)	(1)
Certificate of Trust dated June 30, 2009, as filed with the state of Delaware on July 1, 2009, for ETF Managers Trust (the “Trust” or the “Registrant”) is incorporated herein by reference to Exhibit (a)(1) to the Registrant’s Initial Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2012.

	(2)
Certificate of Amendment dated May 25, 2016 to the Registrant’s Certificate of Trust dated June 30, 2009, as filed with the State of Delaware on May 31, 2016, is incorporated herein by reference to Exhibit (a)(2) to Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on August 25, 2016.

	(3)
Registrant’s Agreement and Declaration of Trust, adopted June 30, 2009, is incorporated herein by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on November 20, 2012.

	(4)
Amendment dated June 20, 2016 to the Registrant’s Agreement and Declaration of Trust, adopted June 30, 2009, is incorporated herein by reference to Exhibit (a)(4) to Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on August 25, 2016.

	(5)		Amendment No. 2 dated January 12, 2024 to the Registrant’s Agreement and Declaration of Trust, adopted June 30, 2009. – Filed Herewith.
(b)	(1)
Registrant’s By-Laws, adopted October 1, 2012, are incorporated herein by reference to Exhibit (b) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on November 20, 2012.

	(2)		Amendment dated January 12, 2024 to the Registrant’s By-Laws, adopted October 1, 2012. – Filed Herewith.
(c)			Not applicable.
(d)	(1)
Amended and Restated Advisory Agreement dated June 24, 2016 between the Trust and ETF Managers Group LLC is incorporated herein by reference to Exhibit (d)(1) to Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on August 25, 2016.

	(2)
Amendment to the Amended and Restated Advisory Agreement is incorporated herein by reference to Exhibit (d)(2) to Post-Effective Amendment No. 133 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 28, 2021.

	(3)
Amended Schedule A to the Amended and Restated Advisory Agreement dated October 15, 2021 is incorporated herein by reference to Exhibit (d)(3) to Post-Effective No. 146 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on October 15, 2021.

	(4)
Sub-Advisory Agreement between ETF Managers Group LLC and EquBot LLC is incorporated herein by reference to Exhibit (e) to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on September 28, 2017.

(e)			Form of ETF Distribution Agreement between the ETF Managers Group LLC and Foreside Fund Services, LLC. – Filed Herewith.
(f)			Not applicable.
(g)	(1)	(a)
Amended and Restated Custody Agreement between the Trust and U.S. Bank National Association is incorporated herein by reference to Exhibit (g)(1)(a) to the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 4, 2021.

		(b)
Amendment to Amended and Restated Custody Agreement is incorporated herein by reference to Exhibit (g)(1)(b) to the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on October 15, 2021.

(h)	(1)	(a)
Fund Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC is incorporated herein by reference to Exhibit (h)(1)(a) to the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 4, 2021.

		(b)
Amendment to Fund Servicing Agreement is incorporated herein by reference to Exhibit (h)(1)(b) to the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on October 15, 2021.

	(2)
Form of Sub-License Agreement is incorporated herein by reference to Exhibit (h)(4) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on November 20, 2012.

	(3)	(a)
Securities Lending Agreement dated January 8, 2016 between the Trust and U.S. Bank National Association LLC (with respect to all series except for the ETFMG Alternative Harvest ETF, ETFMG Prime Junior Silver ETF and ETFMG Sit Ultra Short ETF) is incorporated herein by reference to Exhibit (h)(11) to Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 28, 2016.

(b)
First Amendment to the Securities Lending Agreement dated October 3, 2016 between the Trust and U.S. Bank National Association is incorporated herein by reference to Exhibit (h)(3)(B) to Post-Effective Amendment No. 155 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on March 3, 2023.

(c)
Second Amendment to the Securities Lending Agreement dated December 9, 2019 between the Trust and U.S. Bank National Association is incorporated herein by reference to Exhibit (h)(3)(B) to Post-Effective Amendment No. 155 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on March 3, 2023.

(d)
Third Amendment to the Securities Lending Agreement is incorporated herein by reference to Exhibit (h)(3)(b) to the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 4, 2021.

(e)
Fourth Amendment to the Securities Lending Agreement dated October 1, 2021 between the Trust and U.S. Bank National Association is incorporated herein by reference to Exhibit (h)(3)(B) to Post-Effective Amendment No. 155 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on March 3, 2023.

(i)	(1)
Legal Opinion and Consent for AI Powered Equity ETF is incorporated herein by reference to Exhibit (i)(9) to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on September 28, 2017.

(2)
Legal Opinion and Consent for ETFMG Alternative Harvest ETF is incorporated herein by reference to Exhibit (i)(10) to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on December 20, 2017.

(3)
Legal Opinion and Consent for ETFMG Prime Junior Silver ETF, ETFMG Prime Cyber Security ETF, ETFMG Prime Mobile Payments ETF, ETFMG Drone Economy Strategy ETF, ETFMG Video Game Tech ETF, BlueStar Israel Technology ETF and Etho Climate Leadership U.S. ETF is incorporated herein by reference to Exhibit (i)(4) to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 26, 2018.

(4)
Legal Opinion and Consent for ETFMG Sit Ultra Short ETF is incorporated herein by reference to Exhibit (i)(5) to Post-Effective Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 24, 2019.

(5)
Legal Opinion and Consent for ETFMG Travel Tech ETF is incorporated herein by reference to Exhibit (i)(6) to Post-Effective Amendment No. 122 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on February 10, 2020.

(6)
Legal Opinion and Consent for ETFMG Treatments, Testing and Advancements ETF is incorporated herein by reference to Exhibit (i)(6) to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 15, 2020.

(7)
Legal Opinion and Consent for ETFMG U.S. Alternative Harvest ETF is incorporated herein by reference to Exhibit (i)(7) to Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on May 5, 2021.

(8)
Legal Opinion and Consent for ETFMG Prime 2X Daily Junior Silver Miners ETF and ETFMG 2X Travel Tech ETF, is incorporated herein by reference to Exhibit (i)(8) to the Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 4, 2021.

(9)
Legal Opinion and Consent for ETFMG Breakwave Sea Decarbonization Tech ETF is incorporated herein by reference to Exhibit (i)(10) to Post Effective Amendment No. 145 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on September 16, 2021.

(10)
Legal Consent for use of Eversheds Sutherland (US) LLP is incorporated herein by reference to Exhibit (i)(10) to Post Effective Amendment No. 154 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 26, 2023.

(j)			Consent of independent registered public accounting firm – Not Applicable to This Filing.
(k)			Not applicable.
(l)			Not applicable.
(m)			Second Amended and Restated Rule 12b-1 Plan – Filed Herewith.

(n)		Not applicable.
(o)		Not applicable.
(p)	(1)
Code of Ethics of the Trust, ETFMG Financial LLC, and ETF Managers Group LLC is incorporated herein by reference to Exhibit (p)(1) to Post-Effective Amendment No. 111 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on June 24, 2019.

	(2)
Code of Ethics of EquBot LLC is incorporated herein by reference to Exhibit (p)(4) to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on September 28, 2017.

	(3)	Code of Ethics for Principal Underwriter – not applicable per Rule 17j-1(c)(3).
(q)	(1)
Power of Attorney dated September 28, 2020 for Terry Loebs is incorporated herein by reference to Exhibit (q)(1) to Post-Effective Amendment No. 132 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 29, 2021.

	(2)
Power of Attorney dated September 28, 2020 for Eric Weigel is incorporated herein by reference to Exhibit (q)(2) to Post-Effective Amendment No. 132 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on January 29, 2021.

	(3)
Opinion of counsel regarding legal status of the ETFMG Alternative Harvest ETF and ETFMG U.S. Alternative Harvest ETF, s incorporated herein by reference to Exhibit (q)(3) to Post-Effective Amendment 152 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC on August 18, 2022.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE REGISTRANT
Not Applicable.
ITEM 30. INDEMNIFICATION
The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, subject to the provisions of the By-Laws, the Trust out of its assets may indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER
ETF Managers Group LLC (the “Adviser”) serves as the investment adviser for each series of the Trust. The principal address of the Adviser is 30 Maple Street, 2nd Floor, Summit, New Jersey 07901.
EquBot LLC serves as investment sub-adviser for the AI Powered Equity ETF. The principal address of EquBot LLC is 450 Townsend Street, San Francisco, California 94107.
Each of the above entities is an investment adviser registered with the SEC under the Investment Advisers Act of 1940.

This Item incorporates by reference each firm’s Uniform Application for Investment Adviser Registration (“Form ADV”) on file with the SEC, as listed below. The Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.  Additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by each officer and director of the firms below is included in the Trust’s Statement of Additional Information.

Investment Adviser	SEC File No.
ETF Managers Group LLC	801-107165
EquBot LLC	801-110987
Item 32.  Principal Underwriter.
(a)      Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.AB Active ETFs, Inc.
2.ABS Long/Short Strategies Fund
3.Absolute Shares Trust
4.ActivePassive Core Bond ETF, Series of Trust for Professional Managers
5.ActivePassive Intermediate Municipal Bond ETF, Series of Trust for Professional Managers
6.ActivePassive International Equity ETF, Series of Trust for Professional Managers
7.ActivePassive U.S. Equity ETF, Series of Trust for Professional Managers
8.Adaptive Core ETF, Series of Collaborative Investment Series Trust
9.AdvisorShares Trust
10.AFA Multi-Manager Credit Fund
11.AGF Investments Trust
12.AIM ETF Products Trust
13.Alexis Practical Tactical ETF, Series of Listed Funds Trust
14.AlphaCentric Prime Meridian Income Fund
15.American Century ETF Trust
16.Amplify ETF Trust
17.Applied Finance Core Fund, Series of World Funds Trust
18.Applied Finance Explorer Fund, Series of World Funds Trust
19.Applied Finance Select Fund, Series of World Funds Trust
20.ARK ETF Trust
21.ARK Venture Fund
22.B.A.D. ETF, Series of Listed Funds Trust
23.Bitwise Funds Trust
24.Bluestone Community Development Fund
25.BondBloxx ETF Trust
26.Bramshill Multi-Strategy Income Fund, Series of Investment Managers Series Trust
27.Bridgeway Funds, Inc.
28.Brinker Capital Destinations Trust
29.Brookfield Real Assets Income Fund Inc.
30.Build Funds Trust
31.Calamos Convertible and High Income Fund
32.Calamos Convertible Opportunities and Income Fund
33.Calamos Dynamic Convertible and Income Fund
34.Calamos ETF Trust
35.Calamos Global Dynamic Income Fund
36.Calamos Global Total Return Fund
37.Calamos Strategic Total Return Fund
38.Carlyle Tactical Private Credit Fund
39.Cboe Vest Bitcoin Strategy Managed Volatility Fund, Series of World Funds Trust
40.Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
41.Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
42.Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust

43.Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
44.Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
45.Center Coast Brookfield MLP & Energy Infrastructure Fund
46.Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
47.Clifford Capital International Value Fund, Series of World Funds Trust
48.Clifford Capital Partners Fund, Series of World Funds Trust
49.Cliffwater Corporate Lending Fund
50.Cliffwater Enhanced Lending Fund
51.Cohen & Steers Infrastructure Fund, Inc.
52.Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
53.CornerCap Small-Cap Value Fund, Series of Managed Portfolio Series
54.CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
55.Curasset Capital Management Core Bond Fund, Series of World Funds Trust
56.Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
57.Davis Fundamental ETF Trust
58.Defiance Daily Short Digitizing the Economy ETF, Series of ETF Series Solutions
59.Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
60.Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
61.Defiance Next Gen H2 ETF, Series of ETF Series Solutions
62.Defiance Pure Electric Vehicle ETF, Series of ETF Series Solutions
63.Defiance Quantum ETF, Series of ETF Series Solutions
64.Direxion Funds
65.Direxion Shares ETF Trust
66.Dividend Performers ETF, Series of Listed Funds Trust
67.Dodge & Cox Funds
68.DoubleLine ETF Trust
69.DoubleLine Income Solutions Fund
70.DoubleLine Opportunistic Credit Fund
71.DoubleLine Yield Opportunities Fund
72.DriveWealth ETF Trust
73.EIP Investment Trust
74.Ellington Income Opportunities Fund
75.ETF Managers Trust
76.ETF Opportunities Trust
77.Evanston Alternative Opportunities Fund
78.Exchange Listed Funds Trust
79.FlexShares Trust
80.Forum Funds
81.Forum Funds II
82.Forum Real Estate Income Fund
83.Goose Hollow Enhanced Equity ETF, Series of Collaborative Investment Series Trust
84.Goose Hollow Multi-Strategy Income ETF, Series of Collaborative Investment Series Trust
85.Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
86.Grayscale Future of Finance ETF, Series of ETF Series Solutions
87.Guinness Atkinson Funds
88.Harbor ETF Trust
89.Horizon Kinetics Blockchain Development ETF, Series of Listed Funds Trust
90.Horizon Kinetics Energy and Remediation ETF, Series of Listed Funds Trust
91.Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
92.Horizon Kinetics Medical ETF, Series of Listed Funds Trust
93.Horizon Kinetics SPAC Active ETF, Series of Listed Funds Trust
94.IDX Funds
95.Innovator ETFs Trust
96.Ironwood Institutional Multi-Strategy Fund LLC
97.Ironwood Multi-Strategy Fund LLC
98.John Hancock Exchange-Traded Fund Trust
99.LDR Real Estate Value-Opportunity Fund, Series of World Funds Trust
100.Mairs & Power Balanced Fund, Series of Trust for Professional Managers

101.Mairs & Power Growth Fund, Series of Trust for Professional Managers
102.Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
103.Mairs & Power Small Cap Fund, Series of Trust for Professional Managers
104.Manor Investment Funds
105.Merk Stagflation ETF, Series of Listed Funds Trust
106.Milliman Variable Insurance Trust
107.Mindful Conservative ETF, Series of Collaborative Investment Series Trust
108.Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
109.Mohr Growth ETF, Series of Collaborative Investment Series Trust
110.Mohr Sector Nav ETF, Series of Collaborative Investment Series Trust
111.Morgan Stanley ETF Trust
112.Morningstar Funds Trust
113.Mutual of America Investment Corporation
114.NEOS ETF Trust
115.North Square Investments Trust
116.OTG Latin American Fund, Series of World Funds Trust
117.Overlay Shares Core Bond ETF, Series of Listed Funds Trust
118.Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
119.Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
120.Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
121.Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
122.Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
123.Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
124.Palmer Square Opportunistic Income Fund
125.Partners Group Private Income Opportunities, LLC
126.Performance Trust Mutual Funds, Series of Trust for Professional Managers
127.Perkins Discovery Fund, Series of World Funds Trust
128.Philotimo Focused Growth and Income Fund, Series of World Funds Trust
129.Plan Investment Fund, Inc.
130.PMC Core Fixed Income Fund, Series of Trust for Professional Managers
131.PMC Diversified Equity Fund, Series of Trust for Professional Managers
132.Point Bridge America First ETF, Series of ETF Series Solutions
133.Preferred-Plus ETF, Series of Listed Funds Trust
134.Putnam ETF Trust
135.Quaker Investment Trust
136.Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
137.Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
138.Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
139.Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
140.Renaissance Capital Greenwich Funds
141.Reynolds Funds, Inc.
142.RiverNorth Enhanced Pre-Merger SPAC ETF, Series of Listed Funds Trust
143.RiverNorth Patriot ETF, Series of Listed Funds Trust
144.RMB Investors Trust
145.Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
146.Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
147.Roundhill Alerian LNG ETF, Series of Listed Funds Trust
148.Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
149.Roundhill BIG Bank ETF, Series of Listed Funds Trust
150.Roundhill Cannabis ETF, Series of Listed Funds Trust
151.Roundhill ETF Trust
152.Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
153.Roundhill Magnificent Seven ETF, Series of Listed Funds Trust
154.Roundhill MEME ETF, Series of Listed Funds Trust
155.Roundhill S&P Global Luxury ETF, Series of Listed Funds Trust
156.Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
157.Roundhill Video Games ETF, Series of Listed Funds Trust
158.Rule One Fund, Series of World Funds Trust

159.Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
160.Six Circles Trust
161.Sound Shore Fund, Inc.
162.SP Funds Trust
163.Sparrow Funds
164.Spear Alpha ETF, Series of Listed Funds Trust
165.STF Tactical Growth & Income ETF, Series of Listed Funds Trust
166.STF Tactical Growth ETF, Series of Listed Funds Trust
167.Strategic Trust
168.Strategy Shares
169.Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
170.Syntax ETF Trust
171.Tekla World Healthcare Fund
172.Tema ETF Trust
173.Teucrium Agricultural Strategy No K-1 ETF, Series of Listed Funds Trust
174.Teucrium AiLA Long-Short Agriculture Strategy ETF, Series of Listed Funds Trust
175.Teucrium AiLA Long-Short Base Metals Strategy ETF, Series of Listed Funds Trust
176.The 2023 ETF Series Trust
177.The 2023 ETF Series Trust II
178.The Community Development Fund
179.The Finite Solar Finance Fund
180.The Private Shares Fund
181.The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
182.Third Avenue Trust
183.Third Avenue Variable Series Trust
184.Tidal ETF Trust
185.Tidal Trust II
186.TIFF Investment Program
187.Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
188.Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
189.Timothy Plan International ETF, Series of The Timothy Plan
190.Timothy Plan Market Neutral ETF, Series of The Timothy Plan
191.Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
192.Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
193.Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
194.Total Fund Solution
195.Touchstone ETF Trust
196.TrueShares Eagle Global Renewable Energy Income ETF, Series of Listed Funds Trust
197.TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust
198.TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
199.TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
200.TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
201.TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
202.TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
203.TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
204.TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
205.TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
206.TrueShares Structured Outcome (May) ETF, Listed Funds Trust
207.TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
208.TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
209.TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
210.TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
211.U.S. Global Investors Funds
212.Union Street Partners Value Fund, Series of World Funds Trust
213.Variant Alternative Income Fund
214.Variant Impact Fund
215.VictoryShares Core Intermediate Bond ETF, Series of Victory Portfolios II
216.VictoryShares Core Plus Intermediate Bond ETF, Series of Victory Portfolios II

217.VictoryShares Corporate Bond ETF, Series of Victory Portfolios II
218.VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
219.VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
220.VictoryShares Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
221.VictoryShares Free Cash Flow ETF, Series of Victory Portfolios II
222.VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
223.VictoryShares International Value Momentum ETF, Series of Victory Portfolios II
224.VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
225.VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
226.VictoryShares Short-Term Bond ETF, Series of Victory Portfolios II
227.VictoryShares THB Mid Cap ESG ETF, Series of Victory Portfolios II
228.VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
229.VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
230.VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
231.VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
232.VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
233.VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
234.VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
235.VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
236.VictoryShares US Small Mid Cap Value Momentum ETF, Series of Victory Portfolios II
237.VictoryShares US Value Momentum ETF, Series of Victory Portfolios II
238.VictoryShares WestEnd US Sector ETF, Series of Victory Portfolios II
239.Volatility Shares Trust
240.West Loop Realty Fund, Series of Investment Managers Series Trust
241.Wilshire Mutual Funds, Inc.
242.Wilshire Variable Insurance Trust
243.WisdomTree Digital Trust
244.WisdomTree Trust
245.WST Investment Trust
246.XAI Octagon Floating Rate & Alternative Income Term Trust

(b)    The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	President/Manager	None
Chris Lanza	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Kate Macchia	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Susan L. LaFond	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Treasurer	None
Weston Sommers	Three Canal Plaza, Suite 100, Portland, ME 04101	Financial and Operations Principal and Chief Financial Officer	None

(c)    Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS:
State the name and address of each person maintaining principal possession of each account, book or other document required to be maintained by section 31(a) of the 1940 Act Section 15 U.S.C. 80a-30(a) and the rules under that section.
All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the following offices:

(a) Registrant:	ETF Managers Trust 30 Maple Street, 2nd Floor Summit, New Jersey 07901
(b) Adviser:	ETF Managers Group 30 Maple Street, 2nd Floor Summit, New Jersey 07901
(c) Sub-Adviser	EquBot, Inc. 450 Townsend Street San Francisco, California 94107
(e) Principal Underwriter:	Foreside Fund Services, LLC Three Canal Plaza, Suite 100, Portland, Maine 04101
(f) Custodian:	U.S. Bank National Association Custody Operations 1555 North Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212
ITEM 34. MANAGEMENT SERVICES
Not Applicable.
ITEM 35. UNDERTAKINGS
Not Applicable.

SIGNATURES
 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Trust has duly caused this Amendment to be signed below on its behalf by the undersigned, duly authorized, in the City of Summit, State of New Jersey, on January 19, 2024.

ETF Managers Trust

By:	/s/ Michael Minella
Michael Minella
President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacity indicated on January 19, 2024.

Signature	Title

/s/ Michael Minella	President (principal executive officer)
Michael Minella

/s/ John A. Flanagan	Treasurer (principal financial officer and principal accounting officer)
John A. Flanagan

Terry Loebs*	Trustee
Terry Loebs

Eric Weigel*	Trustee
Eric Weigel

/s/ Matthew Bromberg
*Matthew Bromberg, Power of Attorney

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)	Amendment No. 2 dated January 12, 2024 to the Registrant’s Agreement and Declaration of Trust, adopted June 30, 2009.
(b)(2)	Amendment dated January 12, 2024 to the Registrant’s By-Laws, adopted October 1, 2012.
(e)	Form of ETF Distribution Agreement between the ETF Managers Group LLC, and Foreside Fund Services, LLC.
(m)	Second Amended and Restated Rule 12b-1 Plan.

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